Filed Pursuant to Rule 433
Registration No. 333-149361
November 10, 2009
PRICING TERM SHEET
5.40% Senior Notes due 2040

Issuer:	Pacific Gas and Electric Company

Security:	5.40% Senior Notes due January 15, 2040

Size:	$550,000,000

Maturity Date:	January 15, 2040

Coupon:	5.40%

Interest Payment Dates:	January 15 and July 15, commencing July 15, 2010

Price to Public:	98.579%

Benchmark Treasury:	4.250% due May 15, 2039

Benchmark Treasury Yield:	4.396%

Spread to Benchmark Treasury:	+110 basis points

Yield:	5.496%

Optional Redemption:	Make-Whole Call at Treasuries plus 20 basis points

Expected Settlement Date:	November 18, 2009 (T+5)

CUSIP / ISIN:	694308 GS0 / US694308GS01

Anticipated Ratings:	A3 by Moody's Investors Service, Inc.
BBB+ by Standard & Poor's Ratings Services

Joint Book-Running Managers:	Banc of America Securities LLC
Deutsche Bank Securities Inc.
RBS Securities Inc.

Co-Managers:	Wells Fargo Securities, LLC
Mitsubishi UFJ Securities (USA), Inc.
Blaylock Robert Van, LLC
CastleOak Securities, L.P.
Loop Capital Markets, LLC
Samuel A. Ramirez & Company, Inc.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll free at 800-294-1322; Deutsche Bank Securities Inc. toll free at 800-503-4611 or RBS Securities Inc. toll free at 866-884-2071.